UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2024

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 18, 2024, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, a platform presentation titled, “Treatment of PIRA with Nasal Foralumab Dampens Microglial Activation and Stabilizes Clinical Progression in Non-Active Secondary Progressive MS” at the Annual Meeting of the American Academy of Neurology in Denver, Colorado. The presentation includes new, encouraging quantitative imaging data from foralumab’s intermediate- size patient population Expanded Access Program. In the presentation, foralumab, a fully human anti-CD3 monoclonal-antibody showed the attenuation of microglial activation in patients with non-active secondary progressive multiple sclerosis (na-SPMS) based on positron emission tomography (PET) imaging and disease stabilization in na-SPMS patients with disease progression independent of relapse (PIRA)., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: April 18, 2024	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated April 18, 2024

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